UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 06.948.969/0001-75
NIRE: 35.300.316.584

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 1, 2020

I.       Date, time and place. Held on October 1, 2020, at 9 p.m., at the headquarters of Linx S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7.221, suite 701, Bl. A, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

II.       call notice and attendance. Call notice was waived considering the attendance by the totality of the members of Company’s Board of Directors, pursuant to article 21 of the Company’s Bylaws. All members of the Company’s Board of Directors attended by means of videoconference, as well as representatives of the financial advisors Goldman Sachs and BR Partners Assessoria Financeira Ltda. (Ricardo Lacerda, Jairo Loureiro, Gustavo Furnachi) and legal advisors (Marcelo Maria Santos, Pedro Chueiri and Paula Costa, members of law firm Ulhôa Canto, Rezende e Guerra Advogados (“Ulhôa Canto”); Patrícia Campos de Castro Véras, member of law firm Veiga, Hallack Lanziotti e Casto Véras Advogados; Daniel de Avila Vio, member of law firm Chediak Advogados; Pablo Rentería, member of law firm Rentería Advogados; Miguel Tornovsky and Cristianne Zarzur, members of Pinheiro Neto Advogados) and also, pursuant to Article 163, paragraph 3 of Law 6.404/1976 (“Corporations Law”), João Adamo Junior, Flávio Cesar Maia Luz and Marcelo Amaral Moraes, members of the Company’s Fiscal Board, and Pedro Jaime Cervatti, who is a member of the Company’s Audit Committee, jointly with Directors João Cox Neto and Roger de Barbosa Ingold. Antonio Ramatis Rodrigues, Financial Vice-President and Investor Relations Director of the Company, was also present.

III.       presiding board. Chairman: Nércio José Monteiro Fernandes; Secretary: Henry Sergio Sztutman.

IV.       agenda:

(i)        to analyze and compare the terms and conditions (a) of the draft of the Protocol and Justification of the Merger of the Shares issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), to be entered into by the administrators of the Company and of STNE Participações S.A., enrolled with the CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled with the CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”) (“Stone Transaction”); and (b) of the proposal publicly disclosed by Totvs S.A. (“Totvs”) on August 14, 2020, jointly with the draft of the Protocol and Justification of the Merger of Shares received on September 4, 2020 and amended on September 11, 2020, as evaluation carried out by the Company’s Independent Committee (“Totvs Proposal”).

(ii)       in case, after analyzing and comparing of the Stone Transaction with the Totvs Proposal, the Board of Directors resolves to recommend the Stone Transaction to the Company’s Shareholders: to previously express themselves, as set forth in Article 24, items “xi” and “xiii”, of the Bylaws, on the following matters:

(1)       the approval, “ad referendum” of the shareholders’ general meeting, of the waiver of the public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, with the quorum for instatement of article 135 of Corporations Law, within the scope of the proposal of corporate reorganization set forth in the Protocol and Justification;

(2)       the resolution, “ad referendum” of the shareholders’ general meeting, on the following acts related to the merger of the totality of the shares issued by the Company into STNE, as established in the Protocol and Justification (“Merger of Shares”):

(2.a)       the approval of the terms and conditions of the Protocol and Justification;

(2.b)       the approval of the Merger of Shares, the effectiveness of which will be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions indicated in the Protocol and Justification, being certain that the approval will also contain an authorization for the practice, by the Company’s administrators, of all acts necessary to the consummation of the Merger of Shares, with the subscription, by such administrators, on behalf of the shareholders, of the new shares to be issued by STNE, pursuant to art. 252, paragraph 2, of the Corporations Law; and

(3)       the approval of the waiver regarding the entering of STNE in Novo Mercado, within the scope of the Merger of Shares, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.

(iii)       to approve the call of an Extraordinary General Shareholders’ Meeting of the Company (“GSM”) to resolve on the topics included in the agenda, as well as the approval of the materials and Proposal of the Administration related to the GSM in separate documents to be provided to the Company’s shareholders.

V.        DOCUMENTS READ IN PREPARATION FOR THE MEETING: (i) minutes of the Independent Committee’s Meeting held on the date hereof (Exhibit I); (ii) presentation made by BR Partners with a comparison between the economic aspects of both proposals (Exhibit II); comparison of the main topics of the Totvs Proposal and of the Stone Transaction prepared by Ulhôa Canto (Exhibit III); (iv) Goldman Sachs’ fairness opinion addressed to the Company’s Board of Directors (Exhibit IV); (v) BR Partners’ fairness opinion addressed to the Independent Directors of the Company (Exhibit V); and (vi) draft of the call notice of the GSM (Exhibit VI).

VI.       RESOLUTIONS: After the meeting was installed, the works were carried out as follows:

(i)       Directors Nércio José Monteiro Fernandes, Alberto Menache and Alon Davan stated t to the remaining members of the Boatd of Directors that, considering the agenda of the present meeting, which includes a comparative analysis of the Stone Transaction and of the Totvs Proposal, and considering the rights and obligations provided for in the Vote Commitment and Duties Assumptions, as well as in the non-competition agreements entered into by and between themselves and StoneCo Ltd., DLP Capital LLC and DLPPAR Participações S.A on August 11, 2020, and amended on September 1, 202, they have opted not to participate on the discussions and resolutions regarding the Stone Transaction, as to reinforce the perception of impartiality of the resolutions taken by the Board of Directors and have left the meeting:

(ii)       Next, the independent directors discussed on the entire work developed to review the Totvs Proposal over the last 47 days, since the receipt of the Totvs Proposal on August 14, 2020, holding more than 20 interactions, preparing studies, reviews and opinions. The work development was recorded in the minutes of the Independent Committee’s meetings, which were filed in the Company’s headquarter and sent to the Audit Committee and the Fiscal Board for acknowledgment.

(iii)        The members of the Independent Committee, in line with their duties to evaluate and recommend to the Board of Director their evaluation on the Totvs Proposal, held on the date hereof a meeting with the purpose to formulate an evaluation to be presented to the Board of Directors of the Totvs Proposal, according to the minutes sent to the Board of Director on the date hereof (Exhibit I).

(iv)       BR Partners then began presenting the comparison, prepared on 29.09.2020, as requested by the Independent Committee, between the financial aspects described in both proposals, as per Exhibit II, envisaging to facilitate the analysis and discussion of both proposals by the Independent Committee. Within such comparative description, the following items were highlighted:

Stone	Totvs
- Payment in cash of BRL 31.56 per Linx share	- Payment in cash of BRL 6.20 per Linx share
- Exchange of shares at the rate of 0.0126774 shares issued by StoneCo for each Linx share, around 0.7% of StoneCo.	- Exchange of shares at the rate of 1 share issued by Totvs for each Linx share, around 24% of Totvs
- On September 29, 2020, equivalent to BRL 35.39, being 89.2% in cash and 10.8% in shares.	- On September 29, 2020, equivalent to BRL 33.44, being 18.5% in cash and 81.5% in shares.

(v)       It was made clear that, as opposed to what is provided for in the Stone Transaction, the Totvs Proposal presents a significant part of the payment in shares (81.5%), Notwithstanding, it was informed that Totvs did not, so far, despite being requested to do so, deepen into or presented details on the synergy potential, efficiency gains and strengthening of investments in the different and supplementary growing paths arising from the Totvs Proposal. The lack of such information jeopardizes a better view with regard to the economic and financial terms of the Totvs Proposal, in addition not to allow the possibility of the effective use of synergies.

(vi)        It was verified that, due to the fact that most part of the payment of Totvs Proposal is made with Totvs shares, any alterations to Totvs’ financial, patrimonial or other situation between the date of the Protocol and the date of the eventual consummation of the business combination may affect the amount to be paid for Linx’s shares. The Totvs Proposal does not set obligations binding Totvs to refrain from practicing certain acts which may alter its patrimonial and financial status during the referred period, but only does so with regards to the Company. As an example, Linx could not contract loans which increase its indebtedness in more than BRL 200 million, while Totvs would be free to contract loans in any amount. This lack of reciprocity results in uncertainty and, thus, raises concerns over the Totvs Proposal, particularly because until the eventual consummation of the operation with Totvs, Totvs may undergo through significant negative patrimonial changes, which could materially affect the economic value of the equity interest that would be granted to Linx’s shareholders Totvs’ corporate capital as compensation for Linx’s shares. Regarding the Stone Transaction, such concern does not present a major relevance, since most part of the payment would be made in cash.

(vii) The comparison between the adjustments to the exchange ratio provided for in the Totvs’ and Stone’s proposals, prepared by BR Partners, was highlighted as follows:

Stone	Totvs
- Dividends, interest on equity capital paid by Linx or by Stone after August 11, 2020	- Dividends, interest on equity capital and other Profits, stated as paid by Linx as from August 14, 2020.
- Financial advisors fees, related to competitive proposals	- Dividends, interest on equity capital and other profits paid by Totvs DO NOT AFFECT the exchange ratio

(viii) In the Totvs Proposal, it was verified that there is no reciprocity with regard to the events that result in adjustment in the exchange ratio since any dividends, interest on equity capital and other profits statement by Totvs to its shareholders, as of the date of consummation of the business combinations shall not necessarily lead to a proportional adjustment in the replacement and exchange ratio in benefit of the Company’s Shareholders. On the other hand, in the Stone Transaction, any dividends, interest on net equity and other profits statements, either made by Linx or by Stone to their respective shareholders, results in an automatic adjustment in the exchange ratio.

(ix)       Additionally, in order to allow the objective and clear quotation of the proposals, the legal advisors of the Independent Committee (Ulhôa Canto) presented the comparison between the legal aspects of both proposals, as per Exhibit II. The following relevant legal aspects were highlighted:

(a)       the Totvs Proposal consists of a binding proposal of Totvs, valid until October 13, 2020, and there is no confirmation or indication that such proposal will be extended by Totvs, also subject to certain conditions, which will be detailed below;

(b)       Both proposals are subject to approval by their respective shareholders at a general meeting, as well as to approval of the Administrative Council for Economic Defense – CADE. Additionally, both StoneCo and Totvs must observe the process of registry with the Securities Exchange Commission of the United States of America (“SEC”) related to the respective proposed transaction and the respective offer of shares to Linx shareholders. StoneCo has already submitted the draft of its F-4 Form to the SEC and the SEC has determined that it will not comment StoneCo’s F-4 Form, remaining only StoneCo’s submission of an amendment to the F-4 Form already presented to the SEC, which shall include the terms of the Protocol and Justification and of the call notice to the Company’s GSM. It is expected that the process for the Totvs F-4 Form to become effective will be significantly longer. On this date, there is no confirmation that the F-4 Form has been present to the SEC by Totvs.

(c)       In relation to penalties:

Stone	Totvs
- In case of withdrawal or noncompliance by STNE, STNE shall pay Linx a fine of up to BRL 453.750.000,00;	- In case of withdrawal or noncompliance by Totvs, there is no penalty provided;
- In case of rejection by CADE or approval with restrictions not complied with, STNE shall pay Linx a fine of up to BRL 453,750,000.00;	- In case of rejection by CADE or approval with restriction not complied with, Totvs shall pay Linx a fine of up to BRL 100,000,000.00;
- In case of noncompliance, including by omission, of Linx, Linx shall pay to STNE a fine of up to BRL 453,750,000.00;	- In case of noncompliance, including by omission, of Linx, there is no penalty provided;
- In case the transaction is not approved in the Linx GSM, Linx shall pay STNE a fine of up to BRL 112.500.000,00.	- In case the transaction is not approved in the Linx GSM, there is no penalty provided.

(d)        The Protocol proposed by Totvs does not include penalties for the following cases: (i) any withdrawal or noncompliance by Totvs with any obligation undertaken thereby in the Totvs Proposal, (e) rejection of the business combination subject of the Totvs Proposal by Totvs Shareholders. This lack of penalties represents a significant unbalance and jeopardizes the Company, since Totvs may give up or even fail to comply with the business conditions at any time, without incurring in any penalty. Such uncertainty does not represent the Company’s best interest or the best market practices;

(e) In this same way, the Protocol proposed by Totvs does not include any penalty in significant amount for the event of rejection of the business combination with Totvs by CADE, as well as for the approval by CADE with restrictions that could not be overpassed upon negotiation between the parties. The proposed amount in the Protocol is not sufficient to cover the losses caused by the dissolution of the business in case of rejection and, therefore, does not represent the Company’s best interest nor the best market practices;

(f) The Totvs Proposal imposes to the Company the duty to refrain from paying any penalty related to the rejection in the shareholders’ meeting, thus prohibiting the payment of the fine provided for in the Association Agreement entered into with STNE. The maintenance of such obligation, besides being contrary to the understanding of experts in the subject, materially affects the binding nature of the Totvs Proposal, provided that if the fine owed by the Company under the Association Agreement is paid, Totvs will ultimately have the right to decide, unilaterally, if the business combination provided for in the Totvs Proposal will or will not be consummated, which results in legal uncertainty and does not represent the Company’s best interest.

(x)       the independent directors started to review the opinions of law firms Vinicius Marques de Carvalho Advogados – VMCA and Demarest Advogados, required by the Independent Committee itself to evaluate the antitrust aspects of both operations. Their opinions are as follows:

(1)       according to a study presented by VMCA: (i) both Totvs and Stone transactions must be submitted to prior approval by CADE; (ii) CADE’s appraisal of the Totvs Proposal tends to be more complex than the one of the Stone Transaction, (iii) the transaction proposed by Totvs is more likely to take longer to be analyzed than the Stone Transaction, because the Totvs transaction is more exposed to remedy risks than the Stone one, (iv) the Totvs Proposal has less expressive chances to be approved without any restrictions in comparison to the Stone Transaction, and (v) in an hypothetical scenario of imposition of remedies by CADE, the Totvs proposal would be subject to more significant (structural) remedies than the ones occasionally applicable to the Stone Transaction;

(2)       the law firm Demarest Advogados concluded that: (i) from an antitrust perspective, the transaction with Totvs implies risks that are considerably higher than the ones in the transaction with Stone; and (ii) considering the several factors that may affect the analysis, the antitrust process of the Stone Transaction may take 5 to 6 months, while the Totvs transaction one may take 6 to 11 months.

(xi) to substantiate the shareholders’ votes on the GSM, the Independent Committee requested professor Arnoldo Wald’s legal opinion and the Company requested legal opinions from professors Nelson Eizirik and Fábio Ulhoa Coelho regarding the validity of the break-up fees, whose opinions where on the following direction:

(1)	professor Arnoldo Wald stated that (i) the provision for compensatory fine in the Association Agreement does not imply any restrictions to the exercise of the voting rights by the Company’s shareholders, and does not imply any legally questionable lien to their right to receive third-party proposals; (ii) the approval of the compensatory fines constitutes a business judgment, constituting a decision taken by the independent directors in a thoughtful and informed manner; and (iii) the hypothesis for compensatory fine set forth in Association Agreement are legally valid and justifiable, and their values are not legally questionable;

(2)	pursuant to the study presented by Nelson Eizirik: (i) the Board of Directors did not create any undue liens to the shareholders of the Company by authorizing the execution of preliminary agreements including provisions related to break-up fees, both in what concerns the exercise of their right to vote in the GSM and in relation to the possibility to receive other acquisition proposals from third parties; (ii) the compensatory fine equivalent to 7.2% of the transaction value, established as part of the exclusivity commitment in case a similar transaction is closed with a third party, is valid and justifiable, considering that it is in line with percentages practiced in similar transactions, was freely agreed in accordance to the legal provisions and does not prevent the receipt of competing offers; (iii) the compensatory fine equivalent to R$112.500.000,00 applicable in case the GSM rejects the transaction with Stone is legally valid and justifiable, considering that it represents only 1.8% of the transaction’s total amount and is compatible with the resources already incurred and those that are still to be borne by the Stone group due to their undertaken obligations;

(3)	pursuant to legal opinion present by professor Fábio Ulhôa Coelho: (i) the agreed compensatory fine is licit and justifiable; (ii) the compensatory fine does not hinder nor constraints the Company’s shareholders to approve the transaction; (iii) the compensatory fine established in case another transaction is closed corresponds to an usual business condition in the market, its amount is in accordance with the legal limit of Brazilian law and agreeing to it is not abusive.

(xii)       The Directors then questioned BR Partners what was its financial appraisal regarding the proposals examined, and BR Partners answered that, as requested by the Independent Committee, they had drafted an economic valuation of the Company and of the Stone Transaction and of the Totvs Proposal based exclusively on the information received and, observing the financial data evaluated, indicated that, in comparison with the Totvs Proposal, the Stone Transaction presents, on the analysis date, a financial result more advantageous to the Company’s shareholders.

(xiii)       BR Partners and Goldman Sachs submitted their respective and different fairness opinions regarding the Stone Transaction, which are included in Exhibits IV and V, considering that the Goldman Sachs’ fairness opinion was presented orally and later confirmed through the submission of a written opinion dated as of October 1, 2020 that attested that from this date and based on and subject to assumptions, procedures and subjects considered and the qualifiers and limitations over the evaluation made during the drafting of the fairness opinion, the compensation to be paid to the Company’s shareholders, pursuant to the Association Agreement and the Protocol and Justification, was fair from a financial standpoint to such shareholders.

(xiv)       The independent directors also approved the execution of the Second Amendment to the Association Agreement, in order to amend the provisions stated below, and authorized the Executive Office to enter into the Second Amendment to the Association Agreement on behalf of the Company: (a) adjustments to the number of shares issued by the Company and to the provisions related to the stock option plans of the Company, to guarantee the talent retention of the Company; (b) detailing the provisions related to the termination of the Association Agreement; and (c) other consistency adjustments with the terms of the Protocol.

(xv)       After the explanation and discussions with the legal and financial advisors BR Partners, and taking into account: (a) the conditions of the Totvs Proposal which create uncertainties related to the maintenance of the amount to be paid for the Linx shares; (b) the information of BR Partners that, based on the financial evaluation prepared by request of the Independent Committee, indicated that, in comparison with the Totvs Proposal, the Stone Transaction presents, on the date of the analysis, a more advantageous economic result for the Company’s shareholders; (c) the respective and different fairness opinions presented by BR Partners and Goldman Sachs, which concluded on their dates that exclusively under an economic-financial standpoint, the terms and conditions of the Stone Transaction, pursuant to the Association Agreement and the Protocol and Justification, were fair to the Company’s shareholders, subject to the assumptions, procedures and matters considered and the qualifications and limitations regarding the evaluation as disclaimed during their preparation, given that Goldman Sachs’ fairness opinion was presented orally and later confirmed through the delivery of a written opinion dated as of October 1, 2020; (d) the impossibility of a precise evaluation of the gains resulting from synergies among Totvs and Linx, due to Totvs’ decision not to present the detailing of such information with the Independent Committee; (e) greater chance of approval, or of approval without any restrictions, of the Stone Transaction by CADE, or even the hypothesis of approval with restrictions, being such restrictions less burdensome in the Stone Transaction in comparison to the Totvs Proposal, pursuant to the presented legal opinions; (f) the uncertainty about the binding nature of the Totvs Proposal, considering the conditions it imposes on the maintenance of the proposal validity. (g) the term is still uncertain regarding the effectiveness of Form F-4 regarding Totvs Proposal; (h) the confirmation that the penalties included in the Association Agreement with STNE are valid, usual in this type of operation and reasonable considering the circumstances of the case at hand, and that they do not create any undue lien to the Company’s shareholders regarding their voting rights related to the operation; (i) that the lack of penalties in Totvs Proposal for withdrawal and noncompliance with the obligations by Totvs makes the Company insecure; and (j) that after considering all the abovementioned factors, the comparison between the proposals, whether carried out in this moment or after the effectiveness of Totvs’ Form F-4, it shows that Stone Transaction is the one that best meets the interests of the Company and its shareholders, involving an important amount and a lower level of legal and financial uncertainty, the independent directors unanimously resolved on the following:

(1)       Based on the analysis and comparison of the several aspects related to the Stone Transaction and the Totvs Proposal, to express themselves favorably to the Stone Transaction and to recommend its submission to the Company’s shareholders:

(2)       To express themselves favorably to the approval of the waiver of any public offering of acquisition of shares, as set forth in article 43 et seq. of the Bylaws.

(3)       To express themselves favorably to the approval of the following acts, related to the Merger of Shares:

(3.a)       to approve “ad referendum” of the shareholders’ meeting the terms and conditions of the Protocol and Justification and to authorize its execution by Executive Officers of the Company;

(3.b)       to approve “ad referendum” of the shareholders’ meeting the Merger of Shares, which effects will be conditioned to the satisfaction (or waiver, as applicable) of the conditions precedent indicated in the Protocol and Justification, it being certain that the approval will also contain an authorization for the practice, by the Company’s administrators, of all acts necessary to the consummation of the Merger of Shares, with the subscription, by such administrators, on behalf of the shareholders, of the new shares to be issued by STNE, pursuant to art. 252, paragraph 2, of the Corporations Law;

(4)       To express themselves favorably to the approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Merger of Shares, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.

(5)       In case any of the matters above is not approved by the GSM, to express themselves favorable to the authorization for the continuation of the interactions with Totvs, should the term of its business combination proposal be extended.

(xvi)       questioned by the independent directors, the attending legal counsel ratified the compliance of the resolutions taken on this Board of Directors meeting with applicable law, the bylaws and further internal corporate rules and good governance practices;

(xvii) After items (i) to (iii) of the agenda were approved, the board of directors’ meeting was adjourned to allow the Fiscal Board and the Audit Committee to resolve on the matters set forth in item (ii) of this meeting agenda:

(xviii)       Upon being aware of such unanimous approval by the members of the Fiscal Board and the Audit Committee of favorable demonstration to the approval by the Company’s shareholders of the Stone Transaction and further matters included in item (ii) of this Meeting’s agenda, pursuant to the Fiscal Board competence set forth in the Corporations Law and of the Audit Committee set forth in the bylaws, the independent directors continued the Board of Directors’ meeting and resolved on the last matter in the agenda, related to the call of the GSM to resolve on the above mentioned approved proposals. After discussing the matter with the relevant legal and financial advisors BR Partners, the directors approved the call of the GSM to be held in a remote manner on November 17, 2020, pursuant to the attached Call Notice terms (Exhibit VI);

(xix)       the materials of the GSM and the Administration’s Proposal containing the recommendation of the administration regarding the items included in the agenda of the GSM, as indicated above, were also approved, it being established that said documents will be made available to the shareholders prior to the GSM; and

(xx)       The Board Members Nércio José Monteiro Fernandes, Alon Dayan and Alberto Menache returned to the meeting and, after acknowledging the resolutions already taken by this Board of Directors, and, despite of the fact that they did not participate in the discussions or vote or intervened in any way in such resolutions, the deemed appropriate to express their agreement to the aforementioned resolutions.

VII.       Adjournment: As there were no further subjects to be discussed, the meeting was adjourned at 12:20 am for the drawing up of these minutes, which were read, approved and signed by the members of the Board of Directors in attendance and by the Chairman and Secretary of the Presiding Board. Presiding Board: Chairman: Nércio José Monteiro Fernandes; Secretary: Henry Sergio Sztutman. Members of the Board of Directors in attendance: Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, Roger de Barbosa Ingold and João Cox Neto.

São Paulo, October 1, 2020.

Presiding Board:

__________________________________ Nércio José Monteiro Fernandes Chairman	__________________________________ Henry Sergio Sztutman Secretary

Directors in attendance:

__________________________________ Nércio José Monteiro Fernandes	__________________________________ Alberto Menache

__________________________________ Alon Dayan	__________________________________ Roger de Barbosa Ingold

__________________________________ João Cox Neto

LINX S.A.

Publicly-held Company

Taxpayer Registry No: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE MEETING OF

THE INDEPENDENT COMMITTEE

HELD ON OCTOBER 1st 2020

1	DATE, TIME AND PLACE: On the first day of October, 2020, at 8pm, via teleconference.
2	CALL AND PRESENCE: Confirmed the presence of the totality of the members of the Independent Committee of Linx S.A. (“Linx” or “Company”) and, as guests, their legal counselors (Mrss. Marcelo Maria Santos, Pedro Chueiri and Paula Costa, members of the law firm Ulhôa Canto, Rezende e Guerra Advogados (“Ulhôa Canto”); Patrícia Campos de Castro Véras, member of the law firm Veiga, Hallack, Lanziotti e Castro Véras Advogados; Marina Blattner and Alexandre Wald, members of the law firm Wald Antunes Vita Longo Blattner; Daniel de Avila Vio, member of the law firm Chediak Advogados) and their financial advisors Goldman Sachs and BR Partners Assessoria Financeira Ltda. (Ricardo Lacerda, Jairo Loureiro and Gustavo Fumachi). Mrs. Paula Costa was secretary to the meeting.
3	AGENDA: The members of the Independent Committee met to conclude the evaluation of the proposal presented by Totvs S.A. (“Totvs”) concerning the potential business combination between the Company and Totvs (the “Totvs Proposal”) and express an eventual recommendation to be made to the Company’s Board of Directors regarding the Totvs Proposal.
4	RESOLUTIONS: Once the meeting was installed, the works began as further detailed:

(i) the members discussed all the work developed for the evaluation of the Totvs Proposal over the last forty-seven days, since the receipt of the Totvs Proposal, involving a series of countless meetings, drafting of studies and analysis. All the interactions held with Totvs and its counsels since August 14, 2020 are hereby registered, by the legal and financial advisors of the Committee, as described in Annex I, as well as the gathering of information and the evaluation of the Totvs Proposal conducted by the Independent Committee, which are formalized within the minutes of the meetings of the Independent Committee listed in Annex II;

(ii) the financial advisors of BR Partners presented their remarks over the economic aspects of the Totvs Proposal, highlighting the following items:

(a)	the Totvs Proposal provides for a cash consideration, in the amount of R$6,20 per Linx share and the exchange of shares between companies to the ratio of 1 Totvs issued share per 1 Linx share, which represents, considering the market close on September 29, 2020, the equivalent amount of R$ 33,44, as informed by BR Partners;
(b)	Regardless of the relevance of the share consideration (81,5%), it has been informed that Totvs, despite been requested to, has not to this date developed or presented details to the Independent Committee of the potential synergies, efficiency gains and strengthening of investments within the different and complimentary growth paths resulting from the Totvs Proposal. The absence of that information impairs a better visibility on the economic and financial aspects of the Totvs Proposal, besides not allowing to confirm a probability of effective use of synergies;

(c)	as a result of the Totvs Proposal, the Company’s shareholders would receive Totvs’ issued shares representing approximately 24% of its capital stock; however, despite the material equity interest ascribed to the Company’s shareholders within Totvs’ capital stock, the Totvs Proposal does not include any provisions ruling that changes in the financial, equity or other situation of Totvs, between the date of the Protocol and the date of the consummation of the business combination may affect the amount to be paid for Linx’s shares. The Totvs Proposal does not provide obligations for Totvs to refrain from performing certain acts that may change its equity and financial situation during such period, but only to the Company. This lack of reciprocity brings insecurity and, consequently, concern over the Totvs Proposal, especially because, until the consummation of the Totvs Transaction, Totvs may come to suffer relevant patrimonial alterations, which could substantially affect the economic value of the equity interest which would be attributed to the Linx’s shareholders within Totvs’ capital stock in exchange for the Linx’s shares; and
(d)	likewise, there is no reciprocity concerning the events that generate adjustments to the exchange ratio. Pursuant to the Totvs Proposal, any declaration of dividends, interest on equity and other proceeds by Totvs to its shareholders, until the date of consummation of the business combination, would not lead to a proportional adjustment in the exchange and trade ratios in favor of the Company’s shareholders.

(iii) Ulhôa Canto’s legal advisors then began to expose the legal aspects of the Totvs Proposal, highlighting the following items:

(a)	the Totvs Proposal is a binding proposal to Totvs, valid until October 13, 2020, but there is no confirmation or indication whether it will be extended by Totvs, besides being subject to countless conditions, as further detailed below;
(b)	one of the conditions precedent provided for the in the Totvs Proposal consists in the effectiveness of the F-4 Form, to be drafted and submitted by Totvs to the Securities and Exchange Commission of the United States of America (“SEC”), and that is a requirement for the holders of American Depositary Shares (“ADS”) issued by Company traded at the New York Stock Exchange (“NYSE”) may adequately resolve on the Totvs Proposal. On the date hereof, there is no confirmation that the F-4 Form has been submitted by Totvs to SEC. The process for the effectiveness of Totvs’ F-4 Form is expected to be significantly longer. This period represents a risk factor for the implementation of the business combination provided for in the Totvs Proposal, especially given that there is no protection to the Company in case of withdrawal of defaults by Totvs, pursuant to item (c) below;
(c)	the Protocol presented by Totvs does not contain penalties for the case of: (i) eventual withdrawal or default, by Totvs, of any obligations undertaken by Totvs within the Totvs Proposal; and (ii) rejection of the business combination provided for in the Totvs Proposal by Totvs’ shareholders. The absence of those penalties represents a serious imbalance and puts the Company at risk, since Totvs may withdraw from or default on the deal at any time, without incurring in any penalty. Such insecurity does not represent the best market practices nor the Company’s best interests, especially considering that Totvs is a competing company;

(d)	the Protocol presented by Totvs does not contain a material penalty for the case of rejection of the business combination with Totvs by the Conselho Administrativo de Defesa Econômica (Brazil’s antitrust body, “CADE”), nor for an approval by CADE with restrictions that cannot be overcome through negotiation between the parties. The amount provided in the Protocol is not sufficient to cover losses caused by the termination of the transaction in case of rejection and, thus, does not represent the best market practices nor the Company’s best interests, especially considering that Totvs is a competing company;
(e)	the business combination provided for in the Totvs Proposal, if approved, shall be submitted to the previous approval of CADE under the common rite, as indicated by Totvs’ own legal counsel at the meeting held on September 11, 2020. In this regard, the legal opinions, retained by the Independent Committee, issued by law firms Vinicius Marques de Carvalho Advogados (“VMCA”) and Demarest Advogados were revised, highlighting the following:

(1) pursuant to studies presented by VMCA: (i) both transactions – Totvs or Stone – must be submitted to CADE’s previous approval under the common rite; (ii) the evaluation by CADE of Totvs’s combination proposal tends to be more complex than the Stone’s Transaction; (iii) the transaction proposed by Totvs has a bigger risk of taking longer than Stone’s Transaction to be analyzed, since the first is more exposed to risks of imposition of remedies than the second; (iv) the chances of Totvs’ transaction being approved without restrictions are slimmer compared to Stone’s Transaction; and (v) in a hypothetical scenario of remedies imposed by CADE, the Totvs’ proposal would be subject to more significant (structural) remedies than the remedies eventually applied to the Stone’s Transaction.

(2) law firm Demarest Advogados concluded that: (i) from a competition standpoint, the transaction with Totvs implies risks that are considerably higher than Stone’s transaction; and (ii) considering the several factors that impact the analysis, the antitrust process of Stone’s Transaction may take 5 to 6 months, while the antitrust process of Totvs’ Transaction may demand 6 to 11 months; due to the confidentiality of the matters included in the legal opinions indicated in items (1) and (2) above, such legal opinions will only be filed at the Company’s headquarters.

(f)	the Protocol presented by Totvs imposes to the Company the duty to refrain from paying any penalties related to a shareholder’s general meeting non-approval, thus prohibiting the payment of the fine provided for in the Joint Venture Agreement executed with STNE. The preservation of this obligation, besides being contrary to the understanding of experts on this matter, significantly affects the binding nature of Totvs’ Proposal, given that, if the fine owed by the Company under the Joint Venture Agreement is paid, Totvs will have the prerogative to decide, ultimately and at its own discretion, whether the business combination provided for in the Totvs Proposal will or will not be consummated, which generates legal insecurity and does not correspond to the Company’s best interests;

(iv) lastly, and considering that the Independent Committee is the advisory body bound to the Board of Directors, created to evaluate and recommend to the Board of Directors its evaluation of the Totvs Proposal, the members of the Independent Committee decided, unanimously and with no restraints, to present to the Board of Directors the aspects related to the Totvs Proposal listed above, so that the Board of Directors may compare them to the conditions of the Stone’s Transaction and, as the case may be, recommend one of the transactions to the Company’s shareholders in a shareholders’ general meeting to be called.

5	CLOSURE: With nothing further to address, the minutes of this Independent Committee’s meeting were drafted, approved, read and signed by the Secretary and by the present members: João Cox Neto and Roger de Barbosa Ingold.

São Paulo, October 1st 2020

João Cox Neto	Roger de Barbosa Ingold

Secretary

_____________________________

Paula Costa

Annex I

List of the main interactions between, in one side, Linx S.A.’s Independent Committee, its financial advisors (BR Partners) and/or its legal counsel (Ulhôa Canto Advogados), and the financial advisors (Goldman Sachs) and legal counsel (Pinheiro Neto Advogados) of Linx S.A. and, on the other side, the managers of Totvs S.A., their financial advisors (Itaú BBA) and their legal counsel (BMA Advogados)[1]

Date	Participants	Format and Subject
August 17, 2020	João Cox, Laércio Cosentino, Itaú BBA and Goldman Sachs	Call between João Cox and Laercio Cosentino to confirm that they were authorized and ready for an initial work meeting. Financial advisors from Itaú BBA and Goldman Sachs schedule the kick-off meeting to August 18, 2020.
August 18, 2020	Itaú BBA, BMA Advogados, Milbank, Goldman Sachs, Pinheiro Neto Advogados and White & Case	First meeting between advisors. Main aspects discussed: business plan, break-up fee, structure of Totvs’ proposal, antitrust aspects, eventual term extension. Totvs manifests that it does not envision the need for a NDA Agreement.
August 20, 2020	Itaú BBA, BMA Advogados, Milbank, Goldman Sachs, Pinheiro Neto Advogados and White & Case	Second meeting between advisors. Main aspects discussed: F-4 Form, joint-venture agreement and draft of merger protocol, antitrust aspects, synergies, break-up fee, definition of “ordinary course of business”, and fully diluted basis of the proposal.
August 24, 2020	White & Case, Goldman Sachs and Milbank	Interaction to obtain information on the status of the F-4 Form.
August 24, 2020	Itaú BBA, BMA Advogados, Milbank, Goldman Sachs, Pinheiro Neto Advogados and White & Case	Third meeting between advisors. Main aspects discussed: antitrust aspects, F-4 Form, implementation schedule, necessity or not of a recommendation by the Board of Directors, eventual public offer of acquisition.
August 30, 2020	Itaú BBA, BMA Advogados, Milbank, Goldman Sachs, Ulhôa Canto, Pinheiro Neto Advogados and White & Case	Fourth meeting between advisors. Main aspects discussed: implementation of schedule and simultaneity with Stone, F-4 form, antitrust aspects, synergies, possible extension of the proposal deadline.
September 11, 2020	BR Partners, Goldman Sachs, Ulhôa Canto Advogados, Itaú BBA and BMA Advogados	Zoom Meeting to obtain clarifications on the Totvs Proposal to support the evaluation by the Independent Committee.
September 19, 2020	Ulhôa Canto Advogados and BMA Advogados	E-mails to set up meeting on September 20, 2020.

[1] This list contains only mentions to the interactions considered as the mains interactions. This list is not exhaustive and does not include all of the interactions eventually held between the persons indicated herein.

September 20, 2020	Ulhôa Canto Advogados and BMA Advogados	Zoom Meeting to obtain clarifications on the Totvs Proposal to support the evaluation by the Independent Committee.
September 21, 2020	Ulhôa Canto Advogados and BMA Advogados	Zoom Meeting to obtain clarifications on the Totvs Proposal to support the evaluation by the Independent Committee.
September 21, 2020	Marcelo Maria Santos (Ulhôa Canto Advogados) and Barbara Rosenberg (BMA Advogados)	Contacts through WhatsApp to implement interactions among legal counsels of antitrust aspects of the Company and Totvs.
September 22, 2020	Marcelo Maria Santos (Ulhôa Canto Advogados) and Barbara Rosenberg (BMA Advogados)	Contacts through WhatsApp to implement interactions among legal counsels of antitrust aspects of the Company and Totvs.

Annex II

List of meetings of the Independent Committee of Linx S.A. which analyzed the potential combination of business with Totvs S.A.

Minutes of Meetings of the Independent Committee - Linx
#	Date	Matter
1	August 26, 2020	To discuss potential business combinations with Stone or with Totvs.
2	August 27, 2020	To discuss potential business combinations with Stone or with Totvs.
3	August 28, 2020 (2pm)	To analyze the business combination proposal presented by Totvs.
4	September 02, 2020	To organize work schedule related to the progress of the works with Totvs.
5	September 05, 2020	Approval of the hiring of BR Partners for the drafting of a fairness opinion.
6	September 09, 2020	To discuss potential business combinations with Stone or with Totvs.
7	September 10, 2020	To discuss the main aspects to be clarified on the Totvs proposal.
8	September 11, 2020	To approve the hiring of the law firm Vinicius Marques de Carvalho Advogados for the rendering of law consulting services specialized in antitrust law.
9	September 14, 2020	Discussing the joint venture agreement entered into with Stone and the Totvs proposal.
10	September 15, 2020	To approve the hiring of Demarest Advogados for the rendering of legal consulting services specialized in antitrust law.
11	September 17, 2020	To evaluate and to draft answers to the questionings presented by the legal counsel of the Fiscal Council.
12	September 22, 2020 (2.30pm)	To approve the hiring of law firm Arnoldo Wald Advogados for the rendering of legal consulting services.
13	September 22, 2020 (3.30pm)	To discuss the proposal presented by Totvs.
14	September 30, 2020 (4pm)	To register the interactions held between members of the Independent Committee and Totvs during the period of Auguts 14, 2020 through September 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer